SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006,

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

Press Release of  August 10, 2006 – Results for the Six Months Ended June 30, 2006  (US GAAP)

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the Six Months Ended June 30, 2006 (US GAAP)

HIGHLIGHTS FOR THE HALF YEAR

•                  Volume of 806 million unit cases, 8% ahead of the same period in 2005;

•                  Operating profit of €229.0 million versus €229.9 million compared to the prior year;

•                  Net income of €176.8 million versus  €151.8 million, 16% increase compared to the same period in 2005.

SECOND QUARTER HIGHLIGHTS

•                  Volume of 479 million unit cases, 10% ahead of the same period in 2005;

•                  Operating profit of €202.3 million versus €183.1 million, 10% ahead of the same period in 2005;

•                  Net income of €177.0 million versus net income of €138.8 million in the same period in 2005.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“Robust organic volume growth across all of our product categories was a key driver of our performance during the second quarter. The strength of our geographic portfolio and the successful execution of our plans were core to us posting high single digit growth in CSD’s as well as double digit growth in non-CSDs despite of softness in two of our key markets. We have managed to largely offset the raw material cost pressures and increased investment in our sales force and market initiatives, mainly through revenue growth management execution and our supply chain cost efficiencies, resulting in only a slight decline of our margins. Despite the recently increased geopolitical tensions in the Middle East and the continuous softness in two of our key markets, we remain confident that our strategic and operational focus will enable us to achieve our full year guidance.”

August 10, 2006

Coca-Cola Hellenic Bottling Company S.A.

Results for the Six Months Ended June 30, 2006 (US GAAP)

Coca-Cola HBC (“the Company” or “CCHBC”) is one of the world’s largest bottlers of products of The Coca-Cola Company (“TCCC”) and has operations in 28 countries serving a population of over 540 million people.  The Company shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of accounting principles generally accepted in the United States (“US GAAP”). The Company also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on our website: www.coca-colahbc.com.

CONFERENCE CALL:

The Company will host a conference call with financial analysts to discuss the first half of 2006 results on August 10, 2006 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the calls through the Company’s website (www.coca-colahbc.com).

INQUIRIES:

Company contacts:
Coca-Cola HBC
Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com

George Toulantas Investor Relations Associate	Tel: +30 210 618 3255 e-mail: george.toulantas@cchbc.com

Anna Konoplianikova Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: anna.konoplianikova@cchbc.com

European press contact: FD Greece Greg Quine	Tel: +44 20 7269 7206 e-mail: greg.quine@fd.com

US press contact: FD US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2006, business strategy and the effects of our recent acquisitions and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Six Months Ended
	June 30, 2006	July 1, 2005
	(euro in millions, except per share data)

Net sales revenue	€2,531.5	€2,237.4
Cost of goods sold	(1,544.3)	(1,323.1)
Gross profit	987.2	914.3

Selling, delivery and administrative expenses	(758.2)	(684.4)
Operating profit	229.0	229.9

Interest expense	(37.3)	(28.7)
Interest income	3.8	1.3
Other income	—	4.0
Other expenses	(1.1)	(3.0)
Income before income taxes	194.4	203.5

Income tax expense	(27.4)	(54.2)
Share of income of equity method investees	11.7	6.2
Minority interests	(1.1)	(3.7)
Net income before cumulative effect of accounting change	177.6	151.8

Cumulative effect of accounting change for Statement No. 123(R) adoption, net of applicable income taxes of € 0.2m	(0.8)	—
Net income	€176.8	€151.8

Basic and diluted net income per share (in euro):	€0.73	€0.64

See notes to the consolidated financial statements on pages 11 to 22.

	Three Months Ended
	June 30, 2006	July 1, 2005
	(euro in millions, except per share data)

Net sales revenue	€1,509.1	€1,317.7
Cost of goods sold	(914.7)	(761.7)
Gross profit	594.4	556.0

Selling, delivery and administrative expenses	(392.1)	(372.9)
Operating profit	202.3	183.1

Interest expense	(19.4)	(15.2)
Interest income	2.6	0.7
Other income	—	2.0
Other expenses	(0.3)	—
Income before income taxes	185.2	170.6

Income tax expense	(16.0)	(36.4)
Share of income of equity method investees	7.4	7.4
Minority interests	0.4	(2.8)
Net income before cumulative effect of accounting change	177.0	138.8

Cumulative effect of accounting change for Statement No. 123(R) adoption, net of applicable income taxes	—	—
Net income	€177.0	€138.8

Basic net income per share (in euro):	€0.74	€0.59
Diluted net income per share (in euro):	€0.73	€0.58

See notes to the consolidated financial statements on pages 11 to 22.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	June 30, 2006	December 31, 2005
	(euro in millions)
Assets
Current assets:
Cash and cash equivalents	€209.0	€168.5
Trade accounts receivable, less allowance of €38.2m in 2006 and €33.0m in 2005	774.7	560.8
Inventories	451.9	359.8
Receivables from related parties	92.2	70.9
Taxes receivable	7.3	7.9
Deferred income taxes	57.2	53.3
Prepaid expenses	114.8	85.0
Derivative assets	9.8	12.5
Other current assets	56.8	38.6
Total current assets	1,771.9	1,357.3

Property, plant and equipment:
Land	128.4	105.3
Buildings	787.2	781.8
Returnable containers	272.7	265.7
Production and other equipment	2,560.1	2,422.9
	3,748.4	3,575.7
Less accumulated depreciation	(1,651.9)	(1,552.7)
	2,096.5	2,023.0
Construction in progress	142.2	142.3
Advances for equipment purchases	24.7	29.3
	2,263.4	2,194.6

Investments in equity method investees	314.9	294.2
Deferred income taxes	35.2	22.1
Derivative asset	—	21.7
Other tangible non-current assets	36.2	30.7
Franchise rights	1,985.0	1,996.4
Goodwill and other intangible assets	792.1	789.9
Total assets	€7,198.7	€6,706.9

See notes to the consolidated financial statements on pages 11 to 22.

	As at
	June 30, 2006	December 31, 2005
	(euro in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€315.2	€310.0
Accounts payable	301.2	200.4
Accrued expenses	525.1	415.9
Amounts payable to related parties	189.2	115.7
Deposit liabilities	144.8	137.1
Income taxes payable	79.8	75.0
Deferred income taxes	5.3	4.9
Derivative liabilities	0.9	1.3
Current portion of long-term debt	—	243.9
Current portion of capital lease obligations	29.3	19.8
Total current liabilities	1,590.8	1,524.0

Long-term liabilities:
Long-term debt, less current portion	1,509.9	1,278.4
Capital lease obligations, less current portion	81.2	50.3
Cross currency swap payables relating to borrowings	99.9	43.3
Deferred income taxes	678.3	678.2
Employee benefit obligations and other long-term liabilities	175.0	138.8
Total long-term liabilities	2,544.3	2,189.0

Minority interests	69.7	70.6

Shareholders’ equity:
Ordinary shares, €0.50 par value: 240,692,002 shares (2005: 240,692,002) authorized, issued and outstanding	120.3	120.3
Additional paid-in capital	1,695.0	1,693.2
Deferred compensation	(0.7)	(0.5)
Retained earnings	1,053.6	949.0
Accumulated other comprehensive income	125.7	161.3
Total shareholders’ equity	2,993.9	2,923.3
Total liabilities and shareholders’ equity	€7,198.7	€6,706.9

See notes to the consolidated financial statements on pages 11 to 22.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows – unaudited

(Prepared in accordance with US GAAP)

	Six Months Ended
	June 30, 2006	July 1, 2005
	(euro in millions)
Operating activities
Net income	€176.8	€151.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	156.4	147.0
Amortization	0.2	—
Stock option compensation expense	1.8	—
Impairment charges on property, plant and equipment	11.3	—
Deferred income taxes	(14.7)	(0.4)
Gains on disposal of non-current assets	(18.7)	(0.2)
Minority interests	1.1	3.7
Share of income of equity method investees	(11.7)	(6.2)
Cumulative effect of accounting change for SFAS No. 123(R) adoption, before income taxes	1.0	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other operating assets	(231.4)	(175.6)
Inventories	(86.1)	(62.3)
Accounts payable and accrued expenses	246.1	173.9
Net cash provided by operating activities	232.1	231.7

Investing activities
Purchases of property, plant and equipment	(179.1)	(172.5)
Proceeds from disposals of property, plant and equipment	27.0	8.4
Cash payments for acquisitions, net of cash acquired	(66.6)	(187.9)
Proceeds from sale of trademarks	—	2.6
Net (payments) / proceeds for purchase of investments and other assets	(0.1)	0.2
Net cash used in investing activities	(218.8)	(349.2)

Financing activities
Proceeds from issuance of debt	564.0	324.7
Payments on debt	(453.5)	(152.7)
Payments on capital lease obligations	(6.7)	(8.1)
Dividends paid to shareholders of the Company and to minority interest	(73.2)	(5.4)
Net cash provided by financing activities	30.6	158.5

Effect of exchange rates on cash	(3.4)	1.4
Net increase in cash and cash equivalents	40.5	42.4

Cash and cash equivalents at beginning of year	168.5	31.3
Cash and cash equivalents at end of period	209.0	73.7

See notes to the consolidated financial statements on pages 11 to 22.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity – unaudited

(Prepared in accordance with US GAAP)

						Accumulated
	Ordinary Shares		Additional	Deferred		Other
	Number		Paid-in	Compen-	Retained	Comprehen-
	of Shares	Amount	Capital	sation	Earnings	sive Income	Total
	(millions)	(euro in millions)
As at December 31, 2004	238.3	€119.1	€1,657.8	€(0.9)	€716.8	€68.2	€2,561.0

Net income for six months ended July 1, 2005	—	—	—	—	151.8	—	151.8
Currency translation adjustment, net of applicable income taxes of € (3.5)m	—	—	—	—	—	61.6	61.6
Change in minimum pension liability, net of applicable income taxes of € 0.1m	—	—	—	—	—	(0.2)	(0.2)
Change in fair value of derivatives, net of applicable income taxes of € 0.2m	—	—	—	—	—	(0.6)	(0.6)
Unrealised gain on available-for-sale investments, net of applicable income taxes of € 0.0m	—	—	—	—	—	0.2	0.2
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of € (0.4)m	—	—	—	—	—	2.4	2.4
Comprehensive income							215.2
Net movements in shares for equity compensation	—	—	(0.1)	0.2	—	—	0.1
Cash dividends (€0.28 per share)	—	—	—	—	(66.7)	—	(66.7)
As at July 1, 2005	238.3	119.1	1,657.7	(0.7)	801.9	131.6	2,709.6

Net Income for six months ended December 31, 2005	—	—	—	—	147.1	—	147.1
Currency translation adjustment, net of applicable income taxes of € (0.7)m	—	—	—	—	—	29.6	29.6
Change in minimum pension liability, net of applicable income taxes of € 0.4m	—	—	—	—	—	(1.1)	(1.1)
Unrealised gain on available-for-sale investments, net of applicable income taxes of € (0.3)m	—	—	—	—	—	0.8	0.8
Change in fair value of derivatives, net of applicable income taxes of € (0.2m)	—	—	—	—	—	0.5	0.5
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable taxes of € 0.0m	—	—	—	—	—	(0.1)	(0.1)
Comprehensive income							176.8
Shares issued to employees exercising stock options	2.4	1.2	35.5	(0.2)	—	—	36.5
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	0.4	—	—	0.4

As at December 31, 2005	240.7	€120.3	€1,693.2	€(0.5)	€949.0	€161.3	€2,923.3

See notes to the consolidated financial statements on pages 11 to 22.

						Accumulated
	Ordinary Shares		Additional	Deferred		Other
	Number		Paid-in	Compen-	Retained	Comprehen-
	of Shares	Amount	Capital	sation	Earnings	sive Income	Total
	(millions)	(euro in millions)

As at December 31, 2005	240.7	€120.3	€1,693.2	€(0.5)	€949.0	€161.3	€2,923.3

Net profit for six months ended June 30, 2006	—	—	—	—	176.8	—	176.8
Currency translation adjustment, net of applicable income taxes of € 1.2m	—	—	—	—	—	(39.7)	(39.7)
Change in minimum pension liability, net of applicable income taxes of € 0.0m	—	—	—	—	—	0.1	0.1
Change in fair value of derivatives, net of applicable income taxes of € (0.4)m	—	—	—	—	—	2.1	2.1
Unrealised gain on available-for-sale investments, net of applicable income taxes of € 0.0m	—	—	—	—	—	1.4	1.4
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of € (0.1)m	—	—	—	—	—	0.5	0.5
Comprehensive income							141.2
Stock option compensation	—	—	1.8	—	—	—	1.8
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	(0.2)	—	—	(0.2)
Cash dividends (€0.30 per share)	—	—	—	—	(72.2)	—	(72.2)
As at June 30, 2006	240.7	€120.3	€1,695.0	€(0.7)	€1,053.6	€125.7	€2,993.9

Coca-Cola Hellenic Bottling Company S.A.

Condensed Notes to Consolidated Financial Statements – unaudited

1.              BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (“the Company”) have been prepared in accordance with accounting principles generally accepted in the United States. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented. Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2005.

2.              NEW ACCOUNTING STANDARDS

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement No. 154, Accounting Changes and Error Corrections (“Statement No. 154”), a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. The Company has adopted the policy with effect from January 1, 2006. The adoption of Statement No. 154 has not had a material impact on the Company’s financial statements.

In December 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment (“Statement No. 123 (R)”). The Statement requires compensation costs related to share based payments to be recognized in the financial statements. Under the Statement, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The Statement is applicable to share based payment transactions excluding employee share purchase plans that meet certain criteria. Statement No. 123 (R) replaces APB Opinion No. 25, Accounting for Stock Issued to Employees. The Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. As of the required effective date, which is January 1, 2006 the Company adopted Statement No. 123 (R), using the modified version of the prospective application. Further details are available in Note 9, Stock-Based Compensation, and Note 10, Stock Appreciation Rights.

In March 2005, the Security and Exchange Commission (the “SEC”) staff issued Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”) to assist preparers by simplifying some of the implementation challenges of Statement No. 123 (R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is based on two overriding themes: (a) considerable judgment will be required by preparers to successfully implement Statement No. 123 (R), specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB No. 107 include: (a) valuation models – SAB No. 107 reinforces the flexibility allowed by Statement No. 123 (R) to choose an option-pricing model that meets the standard’s fair value measurement objective; (b) expected volatility – SAB No. 107 provides guidance on when it would be appropriate to rely exclusively on either historical or implied volatility in estimating expected volatility; and (c) expected term – the new guidance includes examples and some simplified approaches to determining the expected term under certain circumstances. The Company applied the principles of SAB No. 107 in conjunction with its adoption of Statement No. 123 (R).

In November 2004, the FASB issued Statement No. 151, Inventory Costs–an amendment to ARB No. 43, Chapter 4. The Statement requires that abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage) be included in the current period charges, eliminating the option for capitalization. This Statement is effective for inventory costs incurred after January 1, 2006 and has not had a material impact on the Company’s financial statements.

In December 2004, the FASB issued Statement No. 153, Exchanges of Non-monetary Assets-an amendment of APB Opinion No. 29 (“Statement No. 153”). Statement No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. Statement No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement No. 153 is effective for exchanges of non-monetary assets that occur in fiscal periods beginning after June 15, 2005 (e.g. July 1, 2005 in the case of the Company) and did not have a material impact on the Company’s financial statements.

In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (“Statement No. 155”). Statement No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with Statement No. 133. Statement No. 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. The election may be made on an instrument-by-instrument basis and can be made only when a hybrid financial instrument is initially recognized or when certain events occur that constitute a re-measurement (i.e., new basis) event for a previously recognized hybrid financial instrument. An entity must document its election to measure a hybrid financial instrument at fair value, either concurrently or via a pre-existing policy for automatic election. Once the fair value election has been made, that hybrid financial instrument may not be designated as a hedging instrument pursuant to Statement No. 133. The Statement is effective for all financial instruments acquired, issued, or subject to a re-measurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Upon adoption, an entity may elect fair value measurement for existing financial instruments with embedded derivatives that had previously been bifurcated pursuant to Statement No. 133. The Company is currently assessing the effect of the Statement on its financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“Interpretation No. 48”). The Interpretation provides guidance on recognition, measurement, classification, interest and penalties and disclosure of tax positions. The interpretation No. 48 establishes a two-step approach for recognizing and measuring tax benefits. The first step is recognition: The enterprise must determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the “more-likely-than-not” recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: A tax position that meets the “more-likely-than-not” recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect on its financial statements.

3.              SEASONALITY OF BUSINESS

Operating results for the six months ended June 30, 2006 are not indicative of the results that may be expected for the year ended December 31, 2006 because of business seasonality.  Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

4.              INVENTORIES

Inventories consist of the following (in millions):

	June 30, 2006	December 31, 2005

Finished goods	€166.0	€128.7
Raw materials & work in progress	204.7	166.9
Consumables	78.2	57.9
Payments on account	3.0	6.3
	€451.9	€359.8

5.              RECENT ACQUISITIONS

On March 13, 2006, we acquired, jointly with TCCC, 100% of Fresh & Co, one of the leading producers of fruit juices in Serbia. The acquisition includes a production facility located at Subotica and the juice and nectar brands “Next” and “Su-Voce”. The net consideration for the transaction was €17.1 million (excluding acquisition costs) with the assumption of debt of an additional €23.5 million. The Company’s share of the purchase price and debt was €20.3 million. However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalization of their valuations. The acquisition is consistent with the Company’s strategy of expanding into the non-carbonated segment of the non-alcoholic beverages market. The acquired entity is a joint venture with TCCC and is being accounted for under the equity method.

On April 5, 2006, we successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (“Lanitis Bros”), a beverage company in Cyprus, with a strong portfolio of products and a long, successful tradition as the market leader. As of June 30, 2006, the Company had acquired 95.43% of the share capital of Lanitis Bros. The total consideration paid for these shares was €71.5 million (excluding acquisition costs). At this stage, the acquisition has resulted in the Company recording €8.2 million of franchise rights, €1.1 million of distribution rights and €4.6 million of trademarks. However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalization of their valuations. Lanitis Bros has been de-listed from the Cyprus Stock Exchange.

6.              FRANCHISE RIGHTS, GOODWILL AND OTHER INTANGIBLE ASSETS

Our intangible assets consist mainly of franchise rights related to our bottler’s agreements with TCCC, trademarks and goodwill.

TCCC does not grant perpetual franchise rights outside of the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life. We determine the useful life of our trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regard to the trademark. All the trademarks that we have recorded on our balance sheet have been assigned an indefinite useful life, as they have an established sales history in the applicable region. It is our intention to receive a benefit from them indefinitely, and there is no indication that this will not be the case.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually for impairment. Finite-lived assets are amortized over their estimated useful lives. The following table sets forth the carrying value of intangible assets subject to, and not subject to, amortization (in millions):

	June 30, 2006	December 31, 2005
Intangible assets not subject to amortization
Franchise rights	€1,983.9	€1,996.4
Goodwill	753.1	756.7
Minimum pension liability	1.3	1.1
Trademarks	33.9	29.0
	2,772.2	2,783.2
Intangible assets subject to amortization
Customer contracts	0.7	0.9
Distribution rights	1.1	—
Water rights	2.0	2.2
	€2,776.0	€2,786.3

The changes in the carrying amount of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

Balance as at December 31, 2005	€600.4	€122.8	€33.5	€756.7
Adjustment to goodwill arising from prior period acquisitions	—	—	1.4	1.4
Foreign exchange differences	(0.6)	(4.1)	0.8	(3.9)
Balance as at June 30, 2006	€599.8	€118.7	€35.7	€754.2

7.              SEGMENT INFORMATION

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Company operated in 28 countries in second quarter of 2006, (including our equity investment based in the Former Yugoslav Republic of Macedonia) and its financial results are reported in the following segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia, and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. The Company evaluates performance and allocates resources primarily based on cash operating profit. Cash operating profit is defined as operating profit before deductions for depreciation, amortization, stock option compensation expense and impairment charges. Information on the Company’s segments is as follows (in millions):

	Three Months Ended		Six Months Ended
	June 30, 2006	July 1, 2005	June 30, 2006	July 1, 2005
Net sales revenue
Established countries	€703.4	€659.0	€1,221.0	€1,162.0
Developing countries	269.9	236.1	441.7	390.8
Emerging countries	535.8	422.6	868.8	684.6
	1,509.1	1,317.7	2,531.5	2,237.4
Cash operating profit
Established countries	140.8	134.9	201.3	204.2
Developing countries	47.7	42.8	55.5	53.9
Emerging countries	98.8	80.6	142.3	118.8
	287.3	258.3	399.1	376.9
Depreciation
Established countries	(30.7)	(30.6)	(60.5)	(59.6)
Developing countries	(16.9)	(17.3)	(33.4)	(33.9)
Emerging countries	(31.0)	(27.3)	(62.5)	(53.5)
	(78.6)	(75.2)	(156.4)	(147.0)
Amortization
Established countries	(0.1)	—	(0.2)	—
Developing countries	—	—	—	—
Emerging countries	—	—	—	—
	(0.1)	—	(0.2)	—
Stock option compensation
Established countries	(0.3)	—	(0.6)	—
Developing countries	(0.1)	—	(0.3)	—
Emerging countries	(0.6)	—	(0.9)	—
	(1.0)	—	(1.8)	—
Impairment
Established countries	(0.5)	—	(6.2)	—
Developing countries	(1.9)	—	(1.9)	—
Emerging countries	(2.5)	—	(3.3)	—
	(4.9)	—	(11.3)	—
Operating profit
Established countries	109.2	104.3	133.9	144.6
Developing countries	28.8	25.5	19.9	20.0
Emerging countries	64.7	53.3	75.6	65.3
	202.7	183.1	229.4	229.9
Reconciling items
Interest expense			(37.3)	(28.7)
Interest income			3.8	1.3
Other income			0.1	4.0
Other expense			(1.2)	(3.0)
Income tax expense			(33.9)	(54.2)
Share of income of equity method investees			11.8	6.2
Minority interests			(1.2)	(3.7)
Net income before cumulative effect of accounting change			€171.5	€151.8

			As at
			June 30, 2006	December 31, 2005
Total assets
Established countries			€3,851.8	€3,625.6
Developing countries			1,346.9	1,312.4
Emerging countries			1,921.6	1,714.0
Corporate / intersegment receivables			65.4	54.9
			€7,185.7	€6,706.9

8.              EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	Six Months Ended
	June 30, 2006	July 1, 2005
Numerator
Net income	€172.4	€151.8

Denominator
Basic	240.7	238.3
Dilutive effect of stock options	0.8	1.2
Diluted	241.5	239.5

	Three Months Ended
	June 30, 2006	July 1, 2005
Numerator
Net income	€172.6	€138.8

Denominator
Basic	236.9	237.1
Dilutive effect of Stock Options	0.6	2.1
Diluted	237.5	239.1

9.              STOCK-BASED COMPENSATION

The Company operates a stock-based compensation plan, under which certain key employees are granted awards of stock options, based on an employee’s performance and level of responsibility. Options are granted at an exercise price of the average mid-price of the Company’s shares at close of trading on the Athens Exchange over the last ten working days before the date of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

Stock Options are approved by the Board of Directors upon the recommendation of the Human Resources Committee after reviewing management advice and based on a view of competitive market conditions for employee remuneration and employees’ performance.

At the Annual General Meeting in June 2005, shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for up to a maximum of 4,950,000 shares, subject to approval of the Board of Directors. Under this authorization, the Board of Directors approved in December 2005 the grant of stock options for 794,000 shares. In March 2006, a grant of stock options for 50,000 shares was approved. In June 2006, a new grant of stock options for 30,000 shares was also approved.

Prior to January 1, 2006, the Company accounted for the plans under the measurement and recognition of APB Opinion No 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by Statement No. 123. Stock based compensation was included as a pro forma disclosure in the financial statement notes.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement 123 (R), using the modified-prospective transition method. Under this transition method, stock option compensation cost in 2006 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as of January 1, 2006, and (2) all share-based payments granted subsequently to January 1,

2006, based on the grant date fair value estimated in accordance with the provisions of Statement No. 123 (R). Compensation expense recorded for the six months period ended June 30, 2006 was €1.8 million. Results for the prior period have not been restated.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement No. 123 to options granted under the Company’s stock options plans in first half of 2005.

Pro forma
July 1, 2005

Net income	€151.8
Add: Stock option employee compensation expense included in net income, net of applicable income tax	—
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards, net of applicable income tax	(1.8)

Pro forma net income	€150.0

Earnings per share (Euro):
Basic - reported	0.64
Basic - pro forma	0.63

Diluted - reported	0.63
Diluted - pro forma	0.63

The following table summarizes the fair value (weighted average) of stock options granted in the second quarter of 2006. The fair values of options granted in 2006, 2005 and 2004 were estimated using the binomial option-pricing model. We believe this model more accurately reflects the value of the options compared to the Black-Scholes option-pricing model. Previous years grants continue to be valued using the Black-Scholes model. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model did not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options. The fair value of the option grants was calculated on the date of grant with the following assumptions (weighted average):

June 30, 2006

Weighted average fair value of options granted	€5.21
Risk free interest rate	4.59%
Expected volatility	22.92%
Expected dividend yield	1.31%

Expected stock price volatility is based on the historical volatility of the Company’s stock and the expected dividend yield is based on the Company’s most recent annual dividend payout. The risk free interest rate is based on the average Eurobond rate for the option period. The calculation also takes into account the Company’s experience of early exercise. The calculated expected life of the option is 3.95 years.

A summary of stock option activity under all plans is as follows:

	Number of Stock Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Aggregate intrinsic value in millions

Outstanding at January 1, 2006	3,847,059	18.19
Granted	80,000	24.16
Forfeited	(96,694)	19.19
Outstanding at June 30, 2006	3,830,365	18.29	6.38	70.1
Exercisable at June 30, 2006	2,331,513	16.26	4.20	32.0

The total estimated compensation cost related to non-vested awards not yet recognized is €4.4 million. We expect to recognize this compensation expense over the weighted average period of 1.19 years. The Company has a policy for issuing new shares upon stock option exercise.

10.       STOCK APPRECIATION RIGHTS

The Company operates a stock-based compensation plan, under which certain key employees are granted stock appreciation rights (“SARs”), based on an employee’s performance and level of responsibility. The terms of the SARs are based upon the basic terms and conditions of stock option grants except that instead of shares, the holders receive a payment equal to the positive difference between the market price of the Company’s shares at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

Stock appreciation rights are approved by the Board of Directors upon the recommendation of the Human Resources Committee after reviewing management advice and based on a view of competitive market conditions for employee remuneration and employees’ performance.

Prior to January 1, 2006, the Company measured the liability incurred under SARs at intrinsic value.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement 123 (R), using the modified-prospective transition method. Under this transition method, we recognized the effect of initially measuring the liability at its fair value, net of any related tax effect, as the cumulative effect of a change in accounting principle amounting to €0.8 million. The liability will be remeasured at fair value at each reporting period and is recorded in “Accrued expenses”. In the first half of 2006, a compensation gain of €0.6 million was recognized.

The option pricing model used was binomial model. Expected stock price volatility is based on the historical volatility of the Company’s stock and the expected dividend yield is based on the Company’s most recent annual dividend payout. The risk free interest rate is based on the average Eurobond rate for the option period. The calculation also takes into account the early exercise experience.

A summary of SARs activity under all plans is as follows:

	Number of SARs	Weighted Average Exercise Price	Weighted average remaining contractual life	Aggregate intrinsic value in millions

Outstanding at January 1, 2006	531,482	18.37
Exercised	(136,290)	16.48
Forfeited	(21,600)	21.55
Outstanding at June 30, 2006	373,592	18.87	3.96	1.7
Exercisable at June 30, 2006	349,257	18.86	3.38	1.5

As of June 30, 2006, there was €0.1 million of total unrecognized compensation cost related to SARs, which is expected to be recognized over a weighted average period of 1.04 years.

11.       RESTRUCTURING

During the first half of 2006, the Company recorded restructuring charges of €47.2 million before tax, comprised of cash restructuring charges of €32.6 million, accelerated depreciation of €3.3 million and impairment charges of €11.3 million. The restructuring charges primarily relate to initiatives in Greece, Ireland, Nigeria and Croatia. Specifically, on February 24, 2006, the production in the Athens plant ceased. In addition, on March 10, 2006 the Greek warehouses of Messologi, Corfu and Rhodes were closed. These initiatives are expected to support the growth of the Greek business as well as yield significant operating efficiency benefits in future years. Of the total restructuring charges for 2006 (cash and non-cash) relating to our initiatives in Greece, €13.0 million was recorded in cost of goods sold and €2.0 million in selling, delivery and administrative expenses. In Croatia, €3.4 million of cash charges have been recorded in 2006 in selling, delivery and administrative expenses in connection with the rationalization of the delivery function. In Ireland, the project to develop a single all-island production facility is proceeding well. During the first half of 2006, we recorded €10.1 million of restructuring charges and €3.3 million of accelerated depreciation, mainly reflected in cost of goods sold. We expect to incur further cash charges of approximately €15.7 million. In Nigeria, restructuring charges in the first half of 2006 amounted to €8.8 million (cash and non-cash). Production that was carried out at the Onitsha and Makurdi plants has been transferred to other production sites within Nigeria and as a result 1,350 employees were affected by this reorganization. In addition, our Nigerian operation is investing in a new production facility in Abuja, to further consolidate its leadership position and enhance its long term competitiveness and growth. Of the total restructuring charges for 2006 (cash and non-cash) relating to our initiatives in Nigeria, €3.6 million was recorded in cost of goods sold and €5.2 million in selling, delivery and administrative expenses.

A further €6.6 million of restructuring charges were incurred in relation to other restructuring activities, of which €3.1 million were recorded in established countries, €1.9 million in developing countries and €1.6 million in emerging countries. Of the total restructuring charges discussed above, €2.0 million were recorded in selling, delivery and administrative expenses and €4.6 million in cost of goods sold.

The table below summarizes accrued restructuring costs included within accrued expenses and amounts charged against the accrual (in millions):

	As at
	June 30, 2006	December 31, 2005

As at beginning of the period	€9.0	€7.1
Arising during the year	32.7	10.1
Utilized during the year	(21.6)	(8.2)
As at end of period	€20.1	€9.0

12.       ASSETS HELD FOR SALE

We have decided to dispose of the land and buildings of the warehouses in Messologi, Corfu and Rhodes that ceased to operate as part of our restructuring plan in Greece (as discussed in note 11). As at June 30, 2006 the net book value of these assets was €1.8 million. The assets are recorded in “Other current assets”

13.       CONTINGENCIES

The Greek Competition Authority issued a decision on January 25, 2002 imposing a fine on us of approximately €2.9 million for certain discount and rebate practices and requiring changes to our commercial practices with respect to placing coolers in certain locations and lending them free of charge. On June 16, 2004, the fine was reduced on appeal to €1.8 million. On June 29, 2005, the Greek Competition Authority requested the Company to provide information on our commercial practices as a result of a complaint by certain third parties regarding our level of compliance with its decision of January 25, 2002. On October 7, 2005, the Company was served with notice to appear before the Competition Authority. On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day the Company failed to comply with its decision of January 25, 2002. The Greek Competition Authority imposed such penalty for the period from February 1, 2002 to February 16, 2006, which amounts in total to approximately €8.7 million. We believe we have substantial legal and factual defenses to the Authority’s decision and we intend to appeal it to the competent Greek courts. Pending final resolution by the Greek courts, we have provided in our financial statements for a loss of approximately €4.3 million in connection with this case.

In relation to the Greek Competition Authority’s decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. The Company has not provided for any losses related to this case.

The Company’s Bulgarian subsidiaries are participating in two waste recovery organizations in order to discharge their obligations under the Bulgarian Waste Management Act. On March 10, 2006, the Minister of Environment and Waters of Bulgaria issued an Ordinance stating that these organizations had not sufficiently proven their compliance with the Bulgarian Waste Management Act and consequently that all participants in these organizations should pay waste recovery fees. If the Company’s subsidiaries were to become liable to pay full waste recovery fees for 2005, the amount payable would be approximately €4.2 million. The decision has been appealed to the Bulgarian Supreme Administrative Court. At present, it is not possible to predict the outcome of this matter or to quantify the likelihood of any potential liability arising from it. The Company has not provided for any losses related to the above matter.

In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher custom duties than the current classification should apply. In the past, such issues were successfully resolved in most of these countries. The Company still has similar issues outstanding before the Romanian Custom Authorities. At this time, it is not possible to quantify the risk of a negative outcome in these cases.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Group that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

The tax filings of CCHBC and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Group conducts business. These audits may result in assessments of additional taxes. The Group provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

14.       NET DEBT

Net debt consists of the following (in millions):

	As at
	June 30, 2006	December 31, 2005

Long-term borrowings (including leases)	€1,591.1	€1,328.7
Short-term borrowings (including leases)	342.3	573.7
Cash and cash equivalents	(208.8)	(168.5)
Net debt	€1,724.6	€1,733.9

On March 24, 2006, Coca-Cola HBC Finance plc issued €350.0 million of Floating Rate Notes due March 24, 2009. The notes were guaranteed by Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC Finance B.V., and were issued under the Company’s €2.0 billion Medium Term Note Programme. The notes were primarily issued in order to fund the acquisition of Lanitis Bros (as discussed in Note 5) and the repayment of the remaining €233.0 million of the outstanding debt under our €625.0 million 5.25% Eurobond that matured on June 27, 2006. The majority of the increase in long-term borrowings from December 31, 2005 was a result of this issuance. The majority of the decrease in short-term borrowings from December 31, 2005 was a result of the Eurobond repayment.

15.       PENSIONS

Components of net period benefit cost consist of the following (in millions):

	Six Months Ended
	June 30, 2006	July 1, 2005

Service cost	€9.8	€9.1
Interest cost	8.1	8.2
Expected return on plan assets	(4.9)	(4.5)
Amortization of transition obligations	0.4	0.4
Recognized net actuarial obligation loss	0.9	1.1
Curtailment/settlement and terminations	3.1	0.9
	€17.4	€15.2

	Three Months Ended
	June 30, 2006	July 1, 2005

Service cost	€4.9	€4.6
Interest cost	4.1	4.1
Expected return on plan assets	(2.5)	(2.3)
Amortization of transition obligations	0.2	0.2
Recognized net actuarial obligation loss	0.4	0.7
Curtailment/settlement and terminations	0.3	0.1
	€7.4	€7.4

The Company disclosed in its financial statements for the year ended December 31, 2005 that it expects to contribute €8.8 million to its pension plans during 2006. As at June 30, 2006, the Company has made contributions of €4.4 million to these plans.

16.       SUBSEQUENT EVENTS

On July 5, 2006, we acquired, jointly with TCCC, 100% of Traficante Group, a producer of high quality mineral water in Italy with significant water reserves. The acquisition includes two production facilities in the south, as well as the national source-water brand “Lilia” and “Lilia Kiss” (still and sparkling). Regulatory approval was received on June 21, 2006. The total net consideration for the transaction was €35.0 million (including debt but excluding acquisition costs).

In July 2006, we initiated a mandatory buy-out process in accordance with Cypriot law for purposes of acquiring the shares held by the minority shareholders in Lanitis Bros. As of August 8, 2006, we had acquired an additional 3,030,576 shares representing 1.21% of the share capital of Lanitis Bros for a total consideration of €0.9 million. We expect to complete this process and acquire all of the remaining shares in Lanitis Bros during the third quarter.

Coca-Cola Hellenic Bottling Company S.A.

Summary of Significant Differences between US GAAP and

International Financial Reporting Standards (IFRS) – unaudited

The tables below illustrate those differences that have a significant effect on our operating profit and net income in the reported periods:

Reconciliation of operating profit

	Six Months ended
	June 30, 2006	July 1, 2005
	€ million	€ million

Operating profit under US GAAP	229.0	229.9

Recognition of previously unrecognized pre-acquisition tax losses (1)	(7.8)	(11.7)
Treatment of joint ventures (2)	15.5	8.2
Restructuring charges (3)	10.6	1.1
Gain on Dublin site (4)	(2.0)	—
Other	(1.5)	1.9
Operating profit under IFRS	243.8	229.4

Reconciliation of net income

	Six Months ended
	June 30, 2006	July 1, 2005
	€ million	€ million

Net (loss) income under US GAAP	176.8	151.8

Cumulative effect of accounting change for Statement No. 123 (R)	0.8	—
Deferred tax (5)	(12.3)	1.7
Restructuring charges (3)	10.5	0.5
Gain on Dublin site (4)	(1.6)	—
Other	(0.8)	—
Net income under IFRS	173.4	154.0

In summary, the significant differences are as follows:

(1).       In accordance with IAS 12R, Income Taxes, when deferred tax assets on losses have not been recognized at acquisition date and are subsequently recognized, both deferred tax assets and goodwill are adjusted with corresponding entries to operating expense and taxation in the income statement. Such a treatment does not occur for US GAAP.

(2).       The Company’s interests in jointly controlled entities, Brewinvest S.A., the Multon group and from 2006, Fresh & Co., are accounted for under the equity method of accounting for US GAAP and under the proportional consolidation method of accounting for IFRS.

(3).       In accordance with FAS 146, Exit or Disposal Activities, the liability for the costs of restructuring are recognized and measured at fair value when the liability is incurred, rather than the date at which the exit plan is committed to. In particular, where employees are required to serve beyond the minimum retention period in order to receive one-time termination benefits such as severance pay, the costs of the one-time termination benefits are recognized at fair value over the term of the retention period. If it is not possible for the employee to determine the type and amount of benefits they will receive from involuntary termination (for example, when the negotiation of severance benefits has not been conducted with the appropriate employee groups such as work councils or trade unions), then it is not possible to record a provision for any such amounts.

(4).       Pursuant to FAS 66, Accounting for Sales of Real Estate, proceeds from the issuance of an option by a property owner are accounted for as a deposit and not a sale of the asset. The seller has continuing involvement with the property and does not transfer substantially all of the risks and rewards of ownership. Profit is not recognized until the option either expires or is exercised. The option on the sale of the Dublin site of €2.0 million (before tax) was recognized for US GAAP in April 2006 when the option was exercised. For IFRS, the gain on the option was recognized in 2005 when the non-refundable option was granted.

(5).       The US GAAP treatment of deferred tax is different in a number of respects from IFRS. In addition, other differences in accounting treatment can have an implication on tax. For example, under US GAAP a material balance is recorded as franchise rights, in comparison to IFRS. Deferred tax is applied to this franchise rights balance. Enacted tax rate changes can therefore have a material effect upon the US GAAP accounts that are not reflected for IFRS.

A full discussion of the differences can be found in the Company’s Annual Report for the year ended December 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date:  September, 20  2006